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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            ARBOR HEALTH CARE COMPANY
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               DELAWARE                                34-1469604
-----------------------------------          ------------------------------
     (State of incorporation                         (IRS Employer
         or organization)                          Identification No.)

           1100 SHAWNEE ROAD
               LIMA, OHIO                                 45805
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(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class             Name of each exchange on which
         to be so registered             each class is to be registered
         -------------------             -------------------------------

RIGHTS TO PURCHASE SERIES A JUNIOR            NASDAQ NATIONAL MARKET
PARTICIPATING CUMULATIVE PREFERRED
STOCK, PAR VALUE $.01 PER SHARE

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. |_|

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. |_|

Securities to be registered pursuant to Section 12(g) of the Act:    NONE



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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.
          --------------------------------------------------------

         On November 14, 1996, the Board of Directors of Arbor Health Care Company (the "Company") declared a dividend distribution authorizing the issuance of one Preferred Stock Purchase Right (the "Right") for each share of Common Stock, par value $.03 per share, of the Company (the "Common Stock"), and has authorized the issuance of one Right for each share of Common Stock issued between the Record Date and the Distribution Date, and, in certain cases following the Distribution Date. As of September 30, 1996, 6,898,255 shares of Common Stock were issued and outstanding. When exercisable, each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of Series A Junior Participating Cumulative Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock"), at a purchase price of $100.00 per one one-thousandth (1/1000th) of a share of Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 14, 1996, as the same may be amended from time to time (the "Agreement"), between the Company and KeyBank, National Association, as Rights Agent (the "Rights Agent").

         Detachment of Rights; Exercise. Initially, the Rights will attach to all Common Stock certificates representing outstanding shares and are not severable from said certificate; no separate Rights Certificate (defined below) will be distributed. The Rights will separate from the shares of Common Stock and will become exercisable upon a Distribution Date defined as the earlier of
(i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Company, or (ii) ten (10) days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Stock.

         Until the Distribution Date (or upon the earlier redemption, exchange or expiration of the Rights as provided for in the Agreement) (i) the Rights will be evidenced by the certificates representing such Common Stock, (ii) the Rights will be transferred with and only with the Common Stock, (iii) new Common Stock certificates issued after November 14, 1996, upon transfer or new issuance of the Common Stock will contain a notation incorporating the Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will thereafter evidence the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth (10th) anniversary of the date of the Agreement (the "Expiration Date"), unless the Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If a person or group other than an exempt person were to acquire 15% or more of the Common Stock of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void pursuant to the terms of the Agreement) would become a right to buy one one-thousandth (1/1000th) of a share of Preferred Stock (or, under certain circumstances, that number of shares of Common

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Stock or other securities that at the time of such acquisition would have a market value of two times the Purchase Price of the Right).

         If (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a Subsidiary (as such term is defined in the Agreement) of the Company in a transaction which complies with the terms of the Agreement); (ii) the Company is the surviving corporation in a merger or other business combination (other than a Subsidiary (as such term is defined in the Agreement) of the Company in a transaction which complies with the terms of the Agreement) in which all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; (iii) the Company, directly or indirectly effects a share exchange in which all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or (iv) more than 50% of the consolidated assets or earning power is sold, leased, or otherwise disposed of, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by a person or group who had acquired 15% or more of the Common Stock of the Company, which Rights will become null and void pursuant to the terms of the Agreement) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         Preferred Stock. The dividend and liquidation rights, and the non-redemption feature, of the Preferred Stock are designed so that the value of one one-thousandth (1/1000th) of a share of Preferred Stock purchasable upon exercise of each Right will approximate the value of one share of Common Stock. The Preferred Stock issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's Preferred Stock. Each whole share of Preferred Stock will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or
(ii) in the aggregate, 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole share of Preferred Stock shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and shares of Preferred Stock shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Company.

         The offer and sale of the Preferred Stock issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

         Anti-dilution and Other Adjustments. The number of one one-thousandths (1/1000ths) of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to certain adjustments from time to time to prevent dilution and significant changes to the actual or potential economic value of the Rights.

         The number of outstanding Rights and the number of one one-thousandths (1/1000ths) of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions,

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consolidations or combinations of the Common Stock (by reverse stock split, reclassification, or otherwise) occurring, in any such case, prior to the Distribution Date.

         With certain exceptions, no adjustments in the Purchase Price payable will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

         Fractional Shares of Preferred Stock. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1000th) of a share of Preferred Stock). Fractions of shares of Preferred Stock may, at the election of the Company, be evidenced by depositary receipts. In lieu of fractional shares of Preferred Stock, the Company may issue scrip or warrants entitling the holder thereof to receive a full one one-thousandth (1/1000th) of a share of Preferred Stock upon the surrender of such scrip or warrants aggregating a full one one-thousandth (1/1000th) of a share of Preferred Stock or make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         Exchange Option. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock of the Company and before the acquisition by a person or group of 50% or more of the outstanding Common Stock of the Company, the Board of Directors may, at its option, issue Common Stock or Common Stock Equivalents (as defined in the Agreement) in mandatory redemption of, and in exchange for, all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock or Common Stock Equivalents for each Right then exercisable, subject to adjustment as provided for in the Agreement.

         Redemption of Rights. At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Common Stock of the Company, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $.01 per Right (the "Redemption Price") (which amount shall be subject to adjustment as provided in the Agreement). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         No Rights as Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event that the Rights are redeemed.

         Amendment of Rights. In general, prior to the Distribution Date, the terms of the Agreement and Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Expiration Date. After the Distribution Date, the Board of Directors of the Company may amend or supplement the Agreement without the approval of any holders of Rights Certificates to cure any ambiguity, to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, and to change or supplement the provisions therein in any manner which the Company may deem necessary and desirable and which shall not adversely affect the interests of the holders of Rights Certificates; PROVIDED, HOWEVER, that no amendment to adjust the time period governing

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redemption shall be made at such time as the Rights are not redeemable and that any amendments or supplements made after the Distribution Date must be determined by the Board of Directors to be in the best interests of the Company, its stockholders and the holders of the Rights Certificates. The Agreement may not be amended to change the number of shares of Preferred Stock, other securities, cash or other property for which a Right is then exercisable to amend the Redemption Price (except to reflect a stock split, stock dividend or similar transaction) or to provide for an earlier Expiration Date.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, form of Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock, form of Rights Certificate, the specimen of the legend to be placed on any new Common Stock share certificate, the text of the press release announcing the declaration of the Rights Distribution, and the form of the letter sent to the holders of the Company's Common Stock, dated November 20, 1996, explaining the Rights, filed as exhibits hereto and incorporated by reference herein.

ITEM 2.           EXHIBITS.
                  --------

         1. Rights Agreement, dated as of November 14, 1996, between Arbor Health Care Company and KeyBank, National Association, as Rights Agent, which includes the Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock as Exhibit A and the form of Rights Certificate as Exhibit B.

         2. Form of Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock (included as Exhibit A to the Agreement filed as Exhibit 1 hereto) setting forth the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Junior Participating Preferred Stock, par value $.01 per share.

         3. Form of Rights Certificate (included as Exhibit B to the Agreement filed as Exhibit 1 hereto). Pursuant to the Agreement, printed Rights Certificates will not be delivered until as soon as practicable after the Distribution Date.

         4. Specimen of legend to be placed, pursuant to Section 3(d) of the Agreement, on all new shares of Common Stock issued by the Company after the Record Date and prior to the Distribution Date (or upon the earlier redemption, exchange or expiration of the Rights as provided for in the Agreement) upon transfer, exchange or new issuance; PROVIDED, HOWEVER, that omission of the legend from any share of Common Stock shall not affect the enforceability of any part of the Agreement or the rights of any holder of the Rights.

         5.       Text of Press Release, dated November 18, 1996.

         6. Form of letter to the holders of Arbor Health Care Company, dated November 20, 1996.

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                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized.

                         ARBOR HEALTH CARE COMPANY

                         By:         /S/   PIER C. BORRA
                            ---------------------------------------------------
                            Pier C. Borra, Chairman of the Board, President and Chief Executive Officer

Dated:  December 31, 1996

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

                                  EXHIBIT INDEX

    Exhibit                                                                          Sequentially
     Number                            Description                                   Numbered Page
    -------                            -----------                                   --------------
       1         Rights Agreement, dated as of November 14, 1996, between Arbor
                 Health Care Company and KeyBank, National Association, as
                 Rights Agent, which includes the Certificate of Designation of
                 Series A Junior Participating Cumulative Preferred Stock as
                 Exhibit A and the form of Rights Certificate as Exhibit B.

       2         Form of Certificate of Designation of Series A Junior
                 Participating Cumulative Preferred Stock (included as Exhibit A to the Agreement filed as Exhibit 1 hereto) setting forth the powers, preferences, rights, qualifications, limitations and restrictions of the Series A Junior Participating Preferred
                 Stock, par value $.01 per share.

       3         Form of Rights Certificate (included as Exhibit B to the
                 Agreement filed as Exhibit 1 hereto). Pursuant to the Agreement, printed Rights Certificates will not be delivered until as soon as practicable after the Distribution Date.

       4 Specimen of legend to be placed, pursuant to Section 3(d) of the Agreement, on all new shares of Common Stock issued by the Company after the Record Date and prior to the Distribution
                 Date (or upon the earlier redemption, exchange or expiration of the Rights as provided for in the Agreement) upon transfer, exchange or new issuance; PROVIDED, HOWEVER, that omission of the legend from any share of Common Stock shall not affect the enforceability of any part of the Agreement or the rights of any holder of the Rights.

       5         Text of Press Release, dated November 18, 1996.

       6         Form of letter to the holders of Arbor Health Care Company, dated
                 November 20, 1996.

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